EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-217053 on Form S-8 of DXC Technology Company of our report dated June 26, 2017, with respect to the statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, the related supplemental schedule of assets (held at end of year) as of December 31, 2016, and the related supplemental schedule of reportable transactions for the year ended December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP
Vienna, Virginia
June 26, 2017